Exhibit 12(a)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31
(Dollars in millions)	2009	2008	2007	2006	2005

General Electric Company and
consolidated affiliates
Earnings(a)	$10,096	$19,782	$27,528	$24,150	$22,024
Plus:
Interest and other financial charges
included in expense(b)	18,770	26,295	24,103	19,104	14,884
One-third of rental expense(c)	610	477	648	592	589

Adjusted “earnings”	$29,476	$46,554	$52,279	$43,846	$37,497

Fixed charges:
Interest and other financial charges
included in expense(b)	$18,770	$26,295	$24,103	$19,104	$14,884
Interest capitalized	42	73	93	71	75
One-third of rental expense(c)	610	477	648	592	589

Total fixed charges	$19,422	$26,845	$24,844	$19,767	$15,548

Ratio of earnings to fixed charges	1.52	1.73	2.10	2.22	2.41

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.